FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated May 26, 2023 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 26, 2023	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share



Financial Results for the 1st Quarter of 2023

May 26, 2023

Our Executives

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from
our established track record

Financial Results for the 1st Quarter of 2023

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



Diana's key points

42 vessels in the water*



99.4%
AVERAGE FLEET UTILIZATION**



Ultramax
12%
Kamsarmax
10%
Post-Panamax
10%
Newcastlemax
18%
Panamax
12%
Capesize
38%
4.7 MIL DWT CARRYING CAPACITY*



Other
7.1%
Grains
9.8%
Coal
36.9%
Iron Ore
46.3%
22.4 MIL MT CARGO CARRIED 2022



1,013***
people across sea & ashore

- 35 vessels managed by Diana Shipping Services S.A.
- 7 vessels managed by Diana Wilhelmsen Management Limited

*As of May 26, 2023. m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in and a partial ownership interest through a joint venture arrangement in m/v DSI Drammen.
**For the three months ended March 31, 2023.
***As of March 31, 2023.

Highlights of the 1st Quarter 2023 and recent developments

- In January 2023, delivery of an Ultramax dry bulk vessel, m/v DSI Aquarius
- In January 2023, signed a memorandum of agreement for the sale of m/v Aliki for the price of US$15.08m, and delivered to her new owners in February 2023
- In February 2023, signed a memorandum of agreement for the sale of m/v Melia, for an aggregate sale price of US$14.0m. US$4.0m was paid in cash upon signing of the memorandum of agreement and the remaining amount was paid upon the delivery of the vessel in February 2023 in the form of 13,157 Series D Convertible Preferred Shares issued by OceanPal Inc.
- In February 2023, signed a memorandum of agreement for the purchase of an Ultramax dry bulk vessel, m/v DSI Drammen, for a purchase price of US$27.9m, which was delivered to the Company in April 2023
- In February 2023, declared a cash dividend in the amount of US$0.15 per common share and a special stock distribution of 13,157 Series D Convertible Preferred Shares of OceanPal Inc. held by the Company and announced its intention to declare and pay quarterly cash dividends with respect to the next three quarters of 2023 in an amount of not less than US$0.15 per share
- In March 2023, filed the 2022 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

Highlights of the 1st Quarter 2023 and recent developments

- In April 2023, signed and drawndown a US$100m term loan facility with Danish Ship Finance A/S to refinance existing loan facilities
- In April 2023, signed an investment agreement for a joint venture arrangement for the acquisition of m/v DSI Drammen and her financing with Nordea Bank
- In May 2023, entered into a term sheet for a senior secured term loan facility with a major European bank of up to US$22.5m for the refinancing of 4 vessels, which is subject to successful customary documentation
- In May 2023, entered into a term sheet for a senior secured term loan facility with a major European bank of up to US$100m for the refinancing of 10 vessels, which is subject to successful customary documentation
- In May 2023, declared a dividend in the amount of US$0.15 per common share, in the aggregate amount of approximately US$16m, which will be paid in shares of the Company's common stock or, upon the election of common shareholders, in cash
- As of May 22, 2023, we have secured US$128.3m contracted revenues for 79% of the remaining ownership days of the year 2023 and have secured US$66.4m contracted revenues for 26% of the ownership days of the year 2024

Financial Highlights for the 1st Quarter 2023*

	Three months ended March 31, 2023	2022
TC Revenues	$72.6m	$65.9m
Earnings per common share, diluted	$0.22	$0.31

	March 31, 2023	December 31, 2022
Cash, Cash Equivalents, time deposits and Restricted cash	$115.7m	$143.9m
Long-term debt and finance liabilities, net of deferred financing costs	$630.8m	$663.4m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Recent Chartering Activity

- We secured charter on **1 Ultramax vessel*** at a daily rate of **$18,250** for a period of **354** days** and a remaining average period of **326** days**
- We secured charters on **6 Panamax/Kamsarmax/Post-Panamax vessels*** at a daily rate of **$14,010** with an average period of **469** days** and a remaining average period of **446** days per vessel**
- We secured charters on **2 Capesize vessels*** at a daily rate of **$19,316** with an average period of **479** days** and a remaining average period of **466** days per vessel**

VESSEL	TYPE	BUILT	RATE
Medusa	Kamsarmax	2010	$14,250
Santa Barbara	Capesize	2015	$21,250
Selina	Panamax	2010	$12,000
Phaidra	Post-Panamax	2013	$12,250
Astarte	Kamsarmax	2013	$15,000
Boston	Capesize	2007	$17,000
Electra	Post-Panamax	2013	$14,500
DSI Drammen	Ultramax	2016	$18,250
Leonidas P. C.	Kamsarmax	2011	$17,000


Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25

Previous Charter Period   Fixed Period **

*From February 17, 2023 until May 20, 2023

**Earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.

Summary of Selected Financial & Other Data*

	Three months ended March 31, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	72.6	65.9
Voyage expenses	3.8	1.7
Vessel operating expenses	20.2	16.4
Net income	22.7	26.0
Net income attributable to common stockholders	21.3	24.6
Fleet data		
Average number of vessels	41.5	33.5
Number of vessels	41.0	35.0
Weighted average age of vessels	10.0	10.2
Ownership days	3,737	3,017
Available days	3,720	2,906
Operating days	3,699	2,860
Fleet utilization	99.4%	98.4%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	18,503	22,099
Daily vessel operating expenses***	5,396	5,445

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Income Statement*

	Three months ended March 31, 2023 $ Millions	2022 $ Millions
Time charter revenues	72.6	65.9
Expenses		
Voyage expenses	3.8	1.7
Vessel operating expenses	20.2	16.4
Depreciation and amortization of deferred charges	13.3	9.8
General and administrative expenses	7.7	7.1
Management fees to related party	0.3	0.1
Gain on Sale of Vessels	(5.0)	-
Other operating income	(0.2)	(0.2)
Operating income, Total	32.6	31.1
Other Income / (Expenses)		
Interest expense and finance costs	(11.7)	(5.2)
Interest and other income	1.8	0.2
Total other (expenses), net	(9.9)	(5.0)
Net income and comprehensive income	**22.7**	**26.0**
Dividends on series B preferred shares	(1.4)	(1.4)
Net income and comprehensive income attributable to common stockholders	**21.3**	**24.6**
Earnings per common share, basic	**0.22**	**0.32**
Earnings per common share, diluted	**0.22**	**0.31**

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Balance Sheet*

- As of March 31, 2023 $630.8 million Total Debt
- $115.7 million of Cash
- Net Debt of $523.4 million

	March 31, 2023	December 31, 2022
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents, restricted cash and time deposits**	115.7	143.9
Investments in related parties, current	10.0	-
Other current assets	17.4	17.6
Total fixed assets	998.5	996.7
Investments in related parties	8.4	8.3
Deferred and other non-current assets	15.7	16.4
Total Assets	**1,165.6**	**1,182.9**
Liabilities and Stockholders' Equity		
Long-term debt and finance liabilities, net of deferred*** financing costs	630.8	663.4
Other liabilities	42.9	32.2
Total stockholders' equity	492.0	487.3
Total Liabilities and Stockholders' Equity	**1,165.6**	**1,182.9**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Includes $67.0 million of restricted cash and time deposits.
***Net of deferred financing costs of $8.3 million.

Current Debt Amortization Profile



CREDIT FACILITIES MATURITIES*
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
SLB AMORTIZATION
CREDIT FACILITIES AMORTIZATION*
US$ million
250
225
200
175
150
125
100
75
50
25
0
2023 H2
2024
2025
2026
2027
2028
2029
2030
2031
2032
$4.6
$25.9
$31
$9.4
$51.8
$61
$9.8
$51.8
$61
$125.0
$10.2
$51.8
$187
$104.6
$10.7
$48.1
$163
$37.3
$11.2
$24.8
$73
$3.8
**
$11.6
$15.4
$31
$26.0
$10.2
$3.8
$40
$6.7
$3.8
$11
$24.4
$2.8
$28

* Assuming finalization of the documentation of two new credit facilities of up to $100 million with DNB Bank and up to $22.5 million with Nordea Bank.

** Subject to mutually agreed margin reset at the 4th year of the up to $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Current Debt Balance Profile



PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING*
US$ million
700
600
500
400
300
200
100
0
$125
$133
$398
$125
$123
$346
$125
$114
$294
$103
$243
$93
$90 **
$82
$28 **
$70
$9 **
$34
$5
$27
$1
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Assuming finalization of the documentation of two new credit facilities of up to $100 million with DNB Bank and up to $22.5 million with Nordea Bank.

** Subject to mutually agreed margin reset at the 4th year of the up to $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Modest All-in Breakeven Costs



3%
18%
22%
3%
10%
7%
37%

- Interest expense, net of interest and dividend income $2,645*
- Dry-dock provision $420**
- G&A $1,525***
- Voyage expenses $1,020**
- Opex $5,396**
- Debt Amortization $3,232**
- Preferred Dividend $386**

Per Day Per Vessel

Free Cash Flow Breakeven **=$14,624**

As of May 22, 2023	2023	2024
Average Daily Time Charter Rate of Fixed Revenues****	$17,170	$17,248
% of Total Fixed Days	79%	26%

DIANA SHIPPING INC.

*Includes finance liabilities interest expense
**As of March 31, 2023.
***As of March 31, 2023, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
*****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

Non-speculative & disciplined employment **strategy**

VESSEL	TYPE	BUILT	RATE	CHARTERER
Florida*	Capesize	2022	$25,900	Bunge S.A.
Medusa	Kamsarmax	2010	$14,250	ASL Bulk Shipping Limited
San Francisco	Newcastlemax	2017	$22,000	SwissMarine
Santa Barbara*	Capesize	2015	$21,250	Smart Gain Shipping Co., Limite
Selina	Panamax	2010	$12,000	Cargill
Phaidra	Post-Panamax	2013	$12,250	Aquavita International S.A.
Astarte	Kamsarmax	2013	$15,000	Reachy Shipping (SGP) Pte. Ltd.
Boston	Capesize	2007	$17,000	ST Shipping and Transport Pte.
DSI Pegasus	Ultramax	2015	$14,000	Reachy Shipping
Houston	Capesize	2009	$13,000	EGPN Bulk Carrier
G. P. Zafirakis	Capesize	2014	$17,000	Solebay
Electra	Post-Panamax	2013	$14,500	Cobelfret S.A.
Los Angeles	Newcastlemax	2012	$17,700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13,100	ASL Bulk Maritime
Myrsini	Kamsarmax	2010	$15,000	Salanc Pte. Ltd.
P.S. Palios	Capesize	2013	$31,000	Classic Maritime
DSI Drammen**	Ultramax	2016	$18,250	IMC Shipping Co. Pte. Ltd.
Polymnia	Post-Panamax	2012	$15,000	CLdN Cobelfret SA
Atalandi	Panamax	2014	$13,250	Aquavita
DSI Phoenix	Ultramax	2017	$13,250	ASL Bulk Maritime
Leto	Panamax	2010	$14,500	Cargill
Leonidas P. C.	Kamsarmax	2011	$17,000	Cargill
Philadelphia	Newcastlemax	2012	$26,000	C Transport
DSI Aquarius	Ultramax	2016	$14,200	
Alcmene	Post-Panamax	2010	$13,000	SwissMarine Pte.
DSI Pollux	Ultramax	2015	$17,000	Delta Corp
Amphitrite	Post-Panamax	2012	$14,250	CLdN Cobelfret SA
New Orleans*	Capesize	2015	$32,000	Engelhart CTP
Maera	Panamax	2013	$12,000	Cargill
DSI Andromeda*	Ultramax	2016	$14,250	Western Bulk Carriers AS
Seattle	Capesize	2011	$26,500	Solebay
Maia	Kamsarmax	2009	$25,000	Hyundai Glovis
DSI Aquila	Ultramax	2015	$13,300	Western Bulk
Crystalia	Panamax	2014	$12,500	Reachy Shipping
Ismene	Panamax	2013	$14,000	ST Shipping
DSI Pyxis	Ultramax	2018	$17,100	Cargill Ocean Transportation
Semirio	Capesize	2007	$19,700	C Transport
Myrto	Kamsarmax	2013	$18,000	Tata NYK Shipping
Newport News	Newcastlemax	2017	$28,000	Koch
DSI Altair	Ultramax	2016	$14,400	Western Bulk
Artemis	Panamax	2006	$21,250	Cargill
New York	Capesize	2010	$23,000	C Transport
Melia***	Panamax	2005	$11,000	Oriental Pal
Aliki***	Capesize	2005	$24,500	Koch
Average		2013	$17,663	



Q4/22
Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Average Daily TC Rate of Fixed Revenues
17,170****
for the remaining of 2023
21% Unfixed days****
for the remaining of 2023
Average contract duration****
1.29 years
Secured Revenues
$128.3m****
for the remaining of 2023

Fixed Period — Previous Charter Period — Period of the vessel not in our possession

*Bareboat charter-in.

**Maintaining 25% of the partnership interest.

***Vessel sold delivered to her new owners on February 8, 2023.

****As of May 23, 2023.

Source: Company

DIANA SHIPPING INC.

Breakeven vs Estimated Revenue for the remainder of 2023 & 2024*



Estimated Cash Uses vs TC Revenues
USD million
$250
$200
$150
$100
$50
$0
$138.5
+ $16.6 million
$155.1
Unfixed Rev***
$26.9m
Fixed Revenues
$128.3m
$219.4
+ $1.6 million
$221.1
Unfixed Revenues***
$154.7m
Fixed Revenue
$66.4m
C/F Break Even Rate 2023**
TC Revenues 2023*
C/F Break Even Rate 2024**
TC Revenues 2024*



Daily Estimated Cash Uses vs Daily TC Revenues
USD per day
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$14,624
+ $1,757 per day
$16,381
Unfixed avg TC rate***
$13,434
Fixed avg TC rate
$17,170
$14,624
+ $109 per day
$14,733
Unfixed avg TC rate***
$13,865
Fixed avg TC rate
$17,248
Daily C/F Break Even Rate 2023**
Daily TC Revenues 2023*
Daily C/F Break Even Rate 2024**
Daily TC Revenues 2024*

FFA rates**** used for the unfixed revenues calculation

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q2 2023	$14,000	$12,100	$13,400	$12,100	$17,600	$21,100
Q3 2023	$14,800	$12,800	$14,100	$12,800	$18,700	$22,500
Q4 2023	$14,400	$12,500	$13,800	$12,500	$17,600	$21,100
Q1 2024	$11,800	$10,200	$11,600	$10,200	$8,400	$10,100
Q2 2024	$13,400	$12,300	$13,600	$12,300	$14,400	$17,300
Q3 2024	$14,400	$12,200	$13,500	$12,200	$18,100	$21,700
Q4 2024	$14,400	$12,100	$13,400	$12,100	$17,700	$21,200

DIANA SHIPPING INC.

* From May 15, 2023
** As of March 31, 2023 (slide 15)
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
**** As of May 15, 2023
Source: Company's filings with the U.S. Securities and Exchange Commission

Dry Bulk Market Overview



Baltic Exchange Dry Index
Baltic Exchange Capesize Index
Baltic Exchange Panamax Index
Baltic Exchange Supramax Index
Baltic Index
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Jan-2019
May-2019
Sep-2019
Jan-2020
May-2020
Sep-2020
Jan-2021
May-2021
Sep-2021
Jan-2022
May-2022
Sep-2022
Jan-2023
May-2023

Source: Clarksons SIN

DIANA SHIPPING INC.

Key demand drivers


CAGR (2002-e2023)
4.4%
12.0%
5.5%
10.2%
Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 e2023

Source: Clarksons SIN

DIANA SHIPPING INC.

Dry bulk

orderbook is
at a historical low

The dry bulk orderbook is at a 20-year low point,
total orderbook as % of total fleet is <7%



Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD



Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD

DIANA SHIPPING INC.

Source: Clarksons SIN

Diana Shipping Inc.'s Summary

- Emphasis on generating and securing free cash flows and continuing to reward our shareholders with attractive cash and in-kind dividends.
- Maintain a strong balance sheet through active capital structure management, allowing us to act opportunistically in renewing and modernizing our fleet.
- Committed to our strategy of providing relative stability in a cyclical business, with a goal of maximizing long term shareholder value.



Q & A

DIANA SHIPPING INC.